                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  Schedule 13G



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 21)*

                           The Progressive Corporation
                    ---------------------------------------
                                (Name of Issuer)

                         Common Shares, $1.00 Par Value
                    ---------------------------------------
                         (Title of Class of Securities)


                                   743315 10 3
                    ---------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
                    ---------------------------------------
             (Date of Event which requires filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]     Rule 13d-1(b)
         [ ]     Rule 13d-1(c)
         [X]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                        (Continued on following page(s))

                                Page 1 of 4 Pages


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-------------------------                                 ----------------------
                                       13G
 CUSIP NO. 743315 10 3                                       PAGE 2 OF 4 PAGES
           ------------                                           --   --
-------------------------                                 ----------------------

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Peter B. Lewis

-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------
  3   SEC USE ONLY


-------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
                       5 SOLE VOTING POWER
        NUMBER OF
         SHARES                19,390,260 (See footnote 1 below)
      BENEFICIALLY     --------------------------------------------------------
        OWNED BY       6 SHARED VOTING POWER
          EACH
        REPORTING                     -0-
         PERSON        --------------------------------------------------------
          WITH         7 SOLE DISPOSITIVE POWER

                               19,390,260 (See footnote 1 below)

                       --------------------------------------------------------
                       8      SHARED DISPOSITIVE POWER

                                      -0-
-------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  19,390,260 (See footnote 1 below)

-------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                         [  ]

-------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 8.9%

-------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*

                 IN

-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         1. As of 12/31/03. Includes the following: (i) 30,600 Common Shares held by a charitable corporation of which Mr. Lewis is a trustee and an officer, and as to which Mr. Lewis disclaims any beneficial interest; (ii) 1,422,282 Common Shares held by two family limited partnerships, in which Mr. Lewis directly or indirectly holds general and/or limited partnership interests, and 2,709,207 Common Shares held by three family limited liability companies, in which Mr. Lewis directly or indirectly holds membership interests, and as to which Mr. Lewis disclaims any beneficial interests except to the extent of his pecuniary interests therein; (iii) 661,627 Common Shares which Mr. Lewis has the right to acquire under stock options that were exercisable as of 12/31/03 or that will become exercisable within 60 days thereafter; (iv) 49,647 Common Shares held in an account for Mr. Lewis under the issuer's Retirement Security Program; (v) 3,052 restricted Common Shares granted to Mr. Lewis in his capacity as Chairman of the Board; and (vi) 14,511,823 Common Shares held by a limited partnership which is wholly owned, directly or indirectly, by Mr. Lewis.


                                Page 2 of 4 Pages

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                                  SCHEDULE 13G


Item 1(a)  Name of Issuer:

           The name of the issuer is The Progressive Corporation (the
           "Issuer").

Item 1(b)  Address of Issuer's Principal Executive Offices:

           The address of the Issuer's principal executive offices is 6300 Wilson Mills Road, Mayfield Village, Ohio 44143.

Item 2(a)  Name of Person Filing:

           The name of the person filing this Schedule 13G is Peter B. Lewis.

Item 2(b)  Address of Principal Business Office or, if none, Residence:

           The address of the principal business office of Peter B. Lewis is 6300 Wilson Mills Road, Mayfield Village, Ohio 44143.

Item 2(c)  Citizenship:

           Peter B. Lewis is a United States citizen.

Item 2(d)  Title of Class of Securities:

           The class of securities which is the subject of this Schedule 13G is Common Shares, $1.00 par value, of the Issuer.

Item 2(e)  CUSIP Number:

           The CUSIP number for such class of securities is 743315 10 3.

Item 3     Not Applicable.

Item 4     Ownership

           (a)   Amount Beneficially Owned                          19,390,260*
           (b)   Percent of Class                                          8.9%
           (c)   Number of shares as to which such person has:
                 (i)   sole power to vote or to direct the vote     19,390,260*
                 (ii)  shared power to vote or to direct the vote           -0-
                 (iii) sole power to dispose or to direct the
                       disposition of                               19,390,260*
                 (iv)  shared power to dispose or to direct the
                       disposition of                                       -0-


           * See footnote 1 on page 2.


                                Page 3 of 4 Pages

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Item 5   Ownership of Five Percent or Less of a Class:

         Not Applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Not Applicable.

Item 8   Identification and Classification of Members of the Group:

         Not Applicable.

Item 9   Notice of Dissolution of Group:

         Not Applicable.

Item 10  Certifications:

         Not Applicable.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:             February 6, 2004


Signature:        /s/ Peter B. Lewis
                  --------------------------

Name/Title:       Peter B. Lewis




                                Page 4 of 4 Pages